Rome-Milan Holdings, Inc.
c/o Rock-Tenn Company
504 Thrasher Street
Norcross, GA 30071
(770) 448-2193

May 8, 2015
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Rome-Milan Holdings, Inc.
Registration Statement on Form S-4
File No. 333-202643

Dear Sir or Madam:
Rome-Milan Holdings, Inc. hereby withdraws its request for acceleration of effectiveness filed on May 6, 2015 in connection with the above referenced Registration Statement.
Please contact Andrew R. Thompson at (212) 474-1802 if you have any questions.
Sincerely,

ROME-MILAN HOLDINGS, INC.

/s/ Robert B. McIntosh
Robert B. McIntosh
Executive Vice President, General Counsel and Secretary